November 1, 2012

VIA E-MAIL AND EDGAR

Ms. Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Gentex Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed February 22, 2012
File No. 000-10235

Dear Ms. Cvrkel:

This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the “Company”) in response to the comment letter from the staff of the Securities and Exchange Commission dated October 22, 2012 (the “Comment Letter”). In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following responses are provided in italics under the numbered comments contained in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2011

Liquidity and Capital Resources, page 22

1.	Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Ms. Linda Cvrkel

November 1, 2012

Response:

“Liquidity” as used in Item 303(a) of Regulation S-K “refers to the ability of an enterprise to generate adequate amounts of cash to meet the enterprise’s needs for cash.” Item 303(a)(1) of Regulation S-K requires that with respect to liquidity registrants identify “any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” In SEC Release Nos. 33-8350, 34-48960 (the “Release”), the Staff also furnished guidance with respect to the proper scope of discussing liquidity. The Release specifically notes that “companies should focus on material information and eliminate immaterial information that does not promote understanding of the companies’ financial condition, liquidity and capital resources, changes in financial condition and results of operations . . . ,” while also noting “discussion of immaterial matters . . . should be avoided.” In addition, in Release Nos. 33-9144; 34-62934, the Staff indicated that in the context of liquidity and capital resources, additional narrative disclosure should be considered if the financial statements do not adequately convey the registrant’s financing arrangements.

The Company acknowledges that Instruction 1 to paragraph 303(a) of Regulation S-K suggests that “Generally, the discussion shall cover the three-year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.” The Company believes that the use of the word “generally” in the above-referenced instruction and the above-noted Staff guidance (focusing on material information and eliminating immaterial information) provide registrants discretion in terms of discussion and analysis of liquidity.

Please note the following for the Company as of, or for the year ending, December 31 of each of the following years:

	2009	2010	2011
Current Ratio	8.6	9.1	7.5
Cash Flow from Operating Activities	$110,654,296	$128,133,686	$141,668,665
Working Capital	$446,775,717	$583,180,645	$651,598,484
Cash and Cash Equivalents	$336,108,446	$348,349,773	$357,986,774

In each of the years set forth above, the Company had working capital of over four years’ worth of operating expenses and had cash and cash equivalents of over three years’ worth of operating expenses. In addition, operating cash flows in each of the above three years exceeded total operating expenses. Moreover, the Company does not have any long-term liabilities.

The Company respectfully suggests that its existing disclosures adequately address liquidity as used in Item 303(a) of Regulation S-K since the Company’s existing disclosures demonstrate that liquidity as defined does not change materially in the three year period covered by the financial statements. The Company believes that the current presentation and disclosures within its financial statements adequately facilitate the reader’s understanding that its working capital and long-term investments are sufficient to cover anticipated cash needs for the next year and the foreseeable future.

In future filings, the Company will revise its disclosures regarding liquidity by including the three year period covered by the financial statements, using year-to-year comparisons or any other format, if such information changes materially for the three year period being presented.

Ms. Linda Cvrkel

November 1, 2012

2.	Based upon disclosures contained elsewhere in your filing it appears you have significant foreign operations. We also note that cash and cash equivalents of $357,986,774 represent approximately 30% of total assets as of December 31, 2011. In this regard, please tell us and revise your liquidity section to disclose the following information:

(1)	the amount of cash and short term investments held by foreign subsidiaries;

Response:

As of December 31, 2011, the amount of cash and cash equivalents held by foreign subsidiaries was $6,094,687, which is approximately 1.7% of cash and cash equivalents, .9% of working capital, and .5% of total assets.

(2)	a statement that the company would need to accrue and pay taxes if repatriated; and

Response:

The Company acknowledges that it would need to accrue and pay taxes should it decide to repatriate cash and short term investments held by foreign subsidiaries.

(3)	a statement that the company does not intend to repatriate the funds, if true.

Response:

The Company has reinvested and expects to continue to reinvest undistributed earnings of foreign subsidiaries indefinitely. Cash and cash equivalents held by foreign subsidiaries are used to cover short term cash flow needs of such subsidiaries. Based on the response set forth in 1 above and the very small percentage of cash and cash equivalents held by foreign subsidiaries, there is sufficient liquidity in the U.S., such that the Company does not need to, nor does it expect to, repatriate any undistributed earnings of foreign subsidiaries. Based on this intention to continually reinvest undistributed earnings of foreign subsidiaries, there is no potential tax impact associated with any repatriation. In future filings, the Company will add the following disclosure for cash and cash equivalents held by foreign subsidiaries:

At December 31,             , the Company had cash and cash equivalents of $x million including cash and cash equivalents of $x million held by foreign subsidiaries. The funds held by foreign subsidiaries are considered indefinitely reinvested to be used to support operations outside the United States. We do not intend to repatriate any foreign cash or cash equivalents in the foreseeable future. These amounts would be subject to possible U.S. taxation only if remitted as dividends.

Ms. Linda Cvrkel

November 1, 2012

Notes to the Financial Statements

(3) Income Taxes, page 46

3.	We note from the table at the top of page 47 components of your income tax provision include federal, state and foreign amounts. In this regard, please tell us and revise your footnote to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h) of Regulation S-X.

Response:

The components of income before the provision for income taxes are as follows for the years indicated:

	2011	2010	2009
Domestic Income	$240,619,000	$201,883,000	$96,119,000
Foreign Income	3,813,000	1,557,000	233,000

Total Income	$244,432,000	$203,440,000	$96,352,000

The Company does not believe foreign income is a material component of total income or that the same is otherwise material. The Company respectfully suggests that its existing footnote disclosure is adequate and does not require revision. In future filings, the Company will revise its footnote to include disclosure of a breakdown of the components of income if such information is material or will otherwise note that foreign income is not material.

4.	Please revise your tax footnote to disclose the amount of undistributed earnings for foreign subsidiaries pursuant to the disclosure requirements of ASC 740-30-50.

Response:

The Company has not provided for U.S. income taxes as of December 31, 2011 on undistributed earnings of foreign subsidiaries, which totals approximately $8,023,000. As noted above, the Company intends to indefinitely reinvest such earnings. As such, recording of any deferred income taxes on such undistributed earnings is not appropriate or required. In future filings, the Company will revise its disclosures should foreign earnings and/or provision for U.S. income taxes related thereto be necessary or appropriate to the extent such information is material or will otherwise note that such amounts are not material.

Ms. Linda Cvrkel

November 1, 2012

(5) Stock-based Compensation Plans, page 48

5.	Please expand your disclosure to include a description of the methods used to estimate the expected term of the share options and similar instruments, and expected volatility. Refer to ASC 718-10-50-2(f)(2).

Response:

While the Company believes its prior disclosures were appropriate concerning its methods used to estimate the expected term and volatility of share based options and similar instruments, in future filings (including the Company’s Form 10-Q for quarterly period ended September 30, 2012) disclosure will be changed as follows:

Dividend Yield(1)

Expected Volatility(2)

Risk Free Interest Rate(3)

Expected Term of Options(4)

Weighted-average grant date fair value

(1)	Represents the Company’s estimated cash dividend yield over expected term of option grant.

(2)	Amount determined based on analysis of historical price volatility of Company’s common stock. Expected volatility is based on the daily percentage change in the price of stock over a period equal to the expected term of option grant.

(3)	Represents U.S. Treasury yield over expected term of option grant.

(4)	Represents period of time options expected to be outstanding. Based on analysis of historical option exercise activity, the Company determined all employee groups exhibit similar exercise and post-vesting termination behavior.

This letter has been submitted in electronic form, under the label “corresp” with a copy to the staff, within ten (10) business days of the Company’s receipt of the Comment Letter (which occurred November 1, 2012). In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Linda Cvrkel

November 1, 2012

We hope the foregoing is sufficiently responsive to your comments and demonstrates that there is no need to revise any existing disclosure. Please contact me by telephone at 616-748-8514, by fax at 616-772-0321, or by e-mail at steve.dykman@gentex.com with any questions or comments you may have. Thank you.

Sincerely,

/s/ Steven A. Dykman

Steven A. Dykman
Vice President-Finance and Treasurer

cc:	Mr. Fred Bauer
Chairman and Chief Executive Officer